Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 16 , 2011

BARCLAYS

BARCLAYS GEMS INDEX™ ETN

Global Emerging Markets Strategy: Diversified Money Market Indices

Barclays GEMS Index™ ETN (JEM)*	
Bloomberg Ticker	JEM
IIV Ticker	JEM.IV
Primary Exchange	NYSE Arca
CUSIP	06739H453
Yearly Fees	0.89%[1]
Inception Date	February 1, 2008
Maturity Date	February 4, 2038
Index	Barclays Capital Global Emerging Markets Strategy (GEMS) Index™
Coupon	Monthly
Issuer Details	
Barclays Bank PLC long-term, unsecured obligations**	
S&P Rating	AA-
Moody's Rating	Aa3

* For more information about the risks related to an investment in the ETNs, see "Selected Risk Considerations" at the end of this document and "Risk Factors" in the applicable prospectus supplement and pricing supplement.

**The Barclays ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. The credit ratings above relate solely to the issuer, Barclays Bank PLC, and not to the ETNs. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Barclays ETNs. See "Credit of Barclays Bank PLC" in "Selected Risk Considerations" at the end of this document.

Barclays Capital GEMS Index Implied Yield	
EEMEA	
Hungarian Forint	4.74%
Polish Zloty	3.46%
Russian Ruble	3.97%
Turkish Lira	6.67%
South African Rand	5.39%
LatAm	
Argentine Peso	6.90%
Brazilian Real	7.70%
Chilean Peso	4.86%
Colombian Peso	1.10%
Mexican Peso	3.69%
Asia	
Indian Rupee	3.73%
Indonesian Rupiah	3.60%
South Korean Won	1.78%
Philippine Peso	0.19%
Thai Baht	2.23%
Barclays GEMS Index**	4.02%

Source: Barclays Capital.
Based on the Barclays Capital GEMS Index Total Return spot and forward fixings from the roll date on May 20, 2011.

** Calculated as the dollar weighted average of the 1 month implied rates derived from official index data from the roll date on May 20, 2011.

Overview

Over the past five years Emerging Markets have become an increasingly important asset class and have generally outperformed most other global indices. The Barclays Capital Global Emerging Markets Strategy (GEMS) Index™ provides investors with the opportunity to participate in this asset class and to potentially benefit from historically high returns and generally low levels of volatility. Barclays GEMS Index™ Exchange Traded Note (ETN) tracks the total return of the Barclays Capital GEMS Index and is designed to pay a monthly coupon representing the implied yield on the index, net of fees.

Barclays Capital GEMS Index

The Barclays Capital Global Emerging Markets Strategy (GEMS) Index™ (the "Barclays Capital GEMS Index") is based on investing in 1-month synthetic money market deposits. The Barclays Capital GEMS Index is a global index that measures the total return of the GEMS strategy applied to 15 diversified Emerging Markets currencies. The global index is formed by adding three regional sub-indices: Eastern Europe, Middle East and Africa ("EEMEA"), Latin America ("LatAm") and Asia. The index is rebalanced annually in July so that each index constituent currency is equally weighted in US dollar terms. The index currency weights are free floating between annual rebalancings.

Index Allocation by Region



Hungary 7.32%
Poland 7.14%
Russia 6.76%
Turkey 6.17%
South Africa 6.92%
Argentina 6.18%
Brazil 6.97%
Chile 6.94%
Colombia 6.04%
Mexico 6.77%
India 6.56%
Indonesia 6.52%
South Korea 6.77%
Philippines 6.48%
Thailand 6.45%
EEMEA
Asia
LatAm

As of May 20, 2011.
Source: Barclays Capital.

[1] The investor fee is equal to 0.89% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.89% times (2) the closing indicative value on the immediately preceding calendar day (or the ex coupon indicative value if such day was an index roll date) times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day. Because your notes are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index.

Barclays Capital GEMS Index Return Attribution

Date	GEMS Index Spot Return	GEMS Index Total Return	Realized Yield*
2001	0.20%	4.96%	4.75%
2002	-8.00%	10.48%	20.09%
2003	9.61%	21.43%	10.78%
2004	7.50%	16.14%	8.04%
2005	-0.90%	6.75%	7.72%
2006	4.63%	13.26%	8.26%
2007	9.25%	18.96%	8.89%
2008	-17.22%	-8.95%	9.99%
2009	8.51%	15.66%	6.59%
2010	2.84%	6.25%	3.31%
2011 YTD	2.91%	4.24%	1.29%

Source: Barclays Capital.
As of May 20, 2011.

*Yield calculated as the difference of the Barclays Capital GEMS Index Spot Return and Total Return as follows:

$$\text{Yield} = \left(\frac{1 + \textit{GEMS Index Total Return}}{1 + \textit{GEMS Index Spot Return}}\right) - 1$$

Index returns prior to January 2, 2007 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index. Past performance is not indicative of future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in the Index.

Barclays GEMS Index Statistics

	1-Year Return %	3-Year Return % Annualized	5-Year Return % Annualized	Standard Deviation % Annualized**	Index Correlations to Barclays GEMS Index**
Barclays Capital GEMS Index	12.58%	3.75%	8.83%	7.75%	1.00
MSCI Emerging Markets USD Index	23.12%	-1.95%	8.72%	24.17%	0.81
S&P 500® Total Return Index	24.76%	0.59%	3.12%	15.95%	0.69
S&P GSCI™ Total Return Index	30.19%	-18.57%	-5.42%	25.28%	0.41
JPMorgan Government Bond Indices	2.07%	4.96%	5.07%	3.17%	-0.02

Source: Barclays Capital, Bloomberg.
As of May 20, 2011.

**Based on Barclays Capital GEMS Index monthly returns since July 31, 2001. Barclays Capital GEMS Index inception date was not until January 2, 2007. For further information regarding correlation and standard deviation % annualized, see "Additional Information" at the end of this document.

Index returns prior to January 2, 2007 are hypothetical and are an illustration of how the Index would have performed based on current methodology and does not reflect actual performance of the Index. Past performance is not indicative of future results. Index returns are for illustrative purposes only and do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in the Index.

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. **The ETNs are riskier than ordinary unsecured debt ETNs and have no principal protection.**

Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your ETNs will rise or fall. The actual performance of the Index underlying your ETNs or any index component over the term of the respective series of the ETNs, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile.

Exchange Rate Risk: Because the performance of the Index is linked to the exchange rates between the index constituent currencies and the US dollar, the level of the Index may be affected by unpredictable changes in currency prices, including as a result of government action. Because none of the index constituent currencies float freely, as all are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of the Index.

Emerging Market Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of capital loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. The ETNs may be subject to more volatility than investments outside of emerging markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Conflict of Interest: Barclays Capital, a division of Barclays Bank PLC, is the index sponsor and may have a conflict of interest in light of the fact that Barclays Bank PLC is the issuer of the ETNs.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Additional Information: The following provides more information on the concepts of “Correlation” and “Standard Deviation % Annualized”:

• Correlation: Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent.

• Standard Deviation % Annualized: Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 7/31/01 – 5/20/11, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Barclays Capital Global Emerging Markets Strategy (GEMS) IndexTM” is a trademark of Barclays Bank PLC and has been licensed for use by Barclays Capital in connection with the Securities.

© 2011, Barclays Bank PLC. All rights reserved.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE